EXHIBIT 99.2

News Release Dated May 3, 2011

Suncor Energy Reports 2011 First Quarter Results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports 2011 first quarter results
Integrated strategy drives strong earnings in volatile markets

All financial figures are unaudited and in Canadian dollars (Cdn$) unless noted otherwise.  All financial information, including comparative figures pertaining to Suncor’s 2010 results, has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), using accounting policies within the framework of International Financial Reporting Standards (IFRS) within Part 1 of the Canadian Institute of Chartered Accountants Handbook. In previous periods, the company prepared its Consolidated Financial Statements and Interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011 (Previous GAAP). Comparative figures presented pertaining to Suncor’s 2010 results have been restated to be in accordance with IFRS. A reconciliation of comparative figures from Previous GAAP to IFRS is provided in the notes to the unaudited Interim Consolidated Financial Statements for the period ended March 31, 2011.

Certain financial measures in this news release — namely operating earnings, cash flow from operations and Oil Sands cash operating costs — are not prescribed by Canadian GAAP.  Operating earnings are defined in the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis, dated May 2, 2011 (the MD&A) and reconciled to GAAP net earnings in the Consolidated Financial Information and Segmented Results and Analysis sections of the MD&A. Oil Sands cash operating costs are defined and reconciled in the Segmented Results and Analysis — Oil Sands section of the MD&A. Cash flow from operations is reconciled in the Non-GAAP Financial Measures Advisory section of the MD&A.  These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Calgary, Alberta (May 3, 2011) — Suncor Energy Inc. today reported first quarter 2011 net earnings of $1.028 billion ($0.65 per common share), compared to net earnings of $779 million ($0.50 per common share) for the first quarter of 2010.

Operating earnings, which are adjusted for significant items that are not indicative of operating performance, increased to $1.478 billion ($0.94 per common share) in the first quarter of 2011 from $370 million ($0.24 per common share) in the first quarter of 2010. The increase in operating earnings compared to the first quarter of 2010 was primarily due to higher oil sands production volumes, higher margins for refined products in downstream refining operations and higher realized prices in upstream operations.

Cash flow from operations more than doubled to $2.393 billion ($1.52 per common share) in the first quarter of 2011, compared to $1.124 billion ($0.72 per common share) in the first quarter of 2010. The increase in cash flow from operations was primarily due to the same factors that impacted operating earnings.

Suncor’s total upstream production during the first quarter of 2011 averaged 601,300 barrels of oil equivalent (boe) per day, compared to 564,600 boe per day during the first quarter of 2010. Crude oil production, as a percentage of total production, increased to 87% from 77% over the comparative period.

“Reliability and operational efficiency have been solid right across the business,” said Rick George, president and chief executive officer. “Strong performance in our refining operations has allowed us to significantly benefit from higher margins and increasing demand as the economy recovers. In our oil sands operations, we’ve seen steady improvement over the past year, with the last two quarters showing our best production performance on record.”Oil Sands production (excluding Suncor’s proportionate production share from the Syncrude joint venture) contributed an average of 322,100 barrels per day (bpd) in the first quarter of 2011, compared with first quarter 2010 production of 202,300 bpd. Production volumes were consistent with the record levels achieved in the fourth quarter of 2010, reflecting operational improvements. Production during the first quarter of 2010 was negatively impacted by operational upsets and unplanned maintenance at Oil Sands.

Cash operating costs for oil sands operations (excluding Syncrude) decreased to $36.15 per barrel in the first quarter of 2011, compared to $54.50 per barrel during the first quarter of 2010. The decrease is primarily a reflection of largely fixed cash operating costs being spread over a greater production volume.

Suncor’s proportionate share of production from the Syncrude joint venture contributed an average of 38,500 bpd of production during the first quarter of 2011 compared to 32,300 bpd in the same quarter of 2010.

The Exploration and Production segment contributed 240,700 boe per day of production in the first quarter of 2011 compared to 330,000 boe per day in the same period of 2010. The production decrease primarily reflected the divestiture of non-core assets over the past year, which contributed incremental production of 70,000 boe per day in the first quarter of 2010. The new Exploration and Production segment combines results previously reported as part of Suncor’s Natural Gas and International and Offshore segments.

In the company’s downstream Refining and Marketing segment, total refined product sales averaged 84,900 cubic metres per day during the first quarter of 2011 compared to 82,200 cubic metres per day in the first quarter of 2010. Significantly higher refining margins, reflected by widening benchmarks for industry cracking margins, and the heavy crude processing capacity of Suncor’s refineries supported strong earnings from the segment.

“Results this quarter underline the strength of Suncor’s integrated strategy as we were able to leverage widening light/heavy crude oil differentials in North America, while also benefiting from much higher prices for Brent crude in our offshore operations,” said George.

Strategy and Operational Update

Suncor continues to move forward on its ten-year growth strategy outlined in December 2010. In support of the growth strategy, capital spending in the first quarter was primarily focused on expansion of the company’s in situ oil sands operations, ongoing construction of a new oil sands hydrotreating unit and implementation of new tailings reclamation technology across existing oil sands mining operations.

In Suncor’s in situ oil sands operations, construction is nearing completion on the Firebag Stage 3 expansion. In April 2011, Suncor began injecting steam into a Stage 3 well pad and expects to achieve first oil by early July 2011. The expansion is expected to be fully operational in the third quarter of 2011, with production volumes ramping up over approximately 24 months thereafter toward target capacity of 62,500 bpd of bitumen. The construction of infrastructure, well pads, and central plant and cogeneration facilities continues on Firebag Stage 4, with initial production targeted for the first quarter of 2013. Stage 4 also has a planned capacity of 62,500 bpd of bitumen.

With the closing of its strategic partnership agreements with Total E&P Canada Ltd. on March 22, 2011, Suncor expects to progress with engineering and site preparation work for the Fort Hills oil sands mining project and the Voyageur Upgrader. Under the terms of the agreements, Total assumed an interest in both Fort Hills and the Voyageur Upgrader, while Suncor assumed an interest in Total’s Joslyn oil sands mining project. Suncor is targeting the completion of the Voyageur Upgrader and the Fort Hills project for 2016.

In Suncor’s Exploration and Production segment, Suncor completed its sale of non-core North Sea assets in March for proceeds of £105 million (Cdn$164 million), subject to closing adjustments.

Exploration programs continue with Suncor securing two operated exploration licences and one non-operated exploration licence in the Norway portion of the North Sea in April 2011. In addition, the company is evaluating an exploratory well in the Ballicatters field offshore East Coast Canada.

Suncor expects to delay the 15-week dockside maintenance program at Terra Nova, originally planned for July 2011, to 2012. The delay is expected to allow for the resolution of the presence of hydrogen sulphide in certain wells, which has caused partial shut-ins of production, to be implemented concurrently. A four-week annual maintenance outage at Terra Nova during the third quarter of 2011 is still planned.

In conventional international operations, in response to the political situation in Libya, Suncor suspended exploration and production activities in the country indefinitely. Suncor continues to monitor the situation in Libya and to date has taken all reasonable steps to ensure the safety of its people and preserve the value of its assets and operations, and to maintain compliance with the company’s Principles for Responsible Investment and Operations, which define Suncor’s human rights values and policies in areas in which we operate.

On March 18, 2011, Suncor declared force majeure under its Exploration and Production Sharing Agreements. As at March 31, 2011, Suncor had not recorded any impairment adjustments to its assets in Libya. However, should the current situation in Libya persist or worsen, such that Suncor is unable to resume operations in the near term or without significant remedial expenditure, Suncor believes its assets in Libya could be impaired in the future.

In Suncor’s renewable energy business, expansion of the St. Clair ethanol plant, Canada’s largest biofuels facility, was completed in January. Construction continued in the first quarter of 2011 on two new wind power projects, Kent Breeze in Ontario and Wintering Hills in Alberta. By the end of 2011, Suncor expects that its renewable energy projects will displace a total of nearly one million tonnes of carbon dioxide annually.

As Suncor invests in its growth strategy, managing debt and maintaining a strong balance sheet remain a priority. Driven by strong cash flow and proceeds from asset sales, including the strategic partnership with Total, net debt was reduced by $3.8 billion in the quarter to $7.4 billion at March 31, 2011.

Corporate Guidance

Suncor has updated its corporate guidance that it previously issued on December 17, 2010.

	2011 Full Year Outlook December 17, 2010	Actual Three Months Ended March 31, 2011	2011 Full Year Outlook Revised May 3, 2011
Suncor Total Production (boe/d)
Production — before targeted divestitures(1)	550,000 – 600,000	601,300	520,000 – 570,000
Oil Sands (excluding Syncrude) (bpd)	280,000 – 310,000	322,100	280,000 – 310,000
Syncrude (bpd)	35,000 – 37,000	38,500	35,000 – 37,000
Exploration and Production
East Coast Canada (bpd)	58,000 – 65,000	65,000	58,000 – 65,000
International (boe/d)	110,000 – 120,000	107,200	80,000 – 90,000
North American Onshore (mmcfe/d)(1)(2)	370 – 410	411	370 – 410
Oil Sands Sales(3)
Sweet	47%	37%	41%
Sour	53%	63%	59%
Oil Sands realization on crude sales basket (WTI @ Cushing less)(3)	Cdn$7.00 to Cdn$8.00 per barrel	Cdn$10.15 per barrel	Cdn$5.50 to Cdn$6.50 per barrel

(1)                                  Actual production results will be impacted by the timing of planned divestitures of assets.

(2)                                  Volumes are in millions of cubic feet equivalent of natural gas per day (mmcfe/d).

(3)                                  Excludes Suncor’s proportionate share of production from the Syncrude joint venture.

The key changes to the company’s guidance presented above include:

•                  A decrease of 30,000 boe per day in International production and in Suncor total production. This decrease primarily reflects the shut-in of production in Libya.

•                  A decrease in the sweet/sour sales mix percentage from 47/53 to 41/59, which primarily reflects unscheduled outages during the first quarter of 2011 at Oil Sands hydrogen and hydrotreating units that negatively impacted production of higher value light sweet crude.

•                  An increase in the Oil Sands realization on its crude sales basket from WTI@Cushing less Cdn$7.00 – Cdn$8.00 per barrel to WTI@Cushing less Cdn$5.50 – Cdn$6.50 per barrel. This increase in sales realization primarily reflects stronger market prices for sweet and sour synthetic crude and stronger refining margins for diesel production, partially offset by widening light/heavy differentials and the impacts of the decrease in the guidance for Suncor’s sweet/sour sales mix.

For further details regarding Suncor’s 2011 corporate guidance, see www.suncor.com/guidance .

The Strategy and Operational Update and Corporate Guidance above contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond Suncor’s control, including those outlined in Risk Factors below.

Assumptions for the Oil Sands 2011 Full Year Outlook include reliability and operational efficiency initiatives that we expect will minimize unplanned maintenance in 2011. Assumptions for the East Coast Canada, International and North American Onshore 2011 Full Year Outlook include reservoir performance, drilling results, facility reliability, changes in production quotas and successful execution of planned maintenance events.

Risk Factors

Factors that could potentially impact Suncor’s operational outlook for 2011 include, but are not limited to:

•                  Bitumen supply. Ore grade quality, unplanned maintenance of mine equipment and extraction plants, tailings storage and in situ reservoir performance could impact 2011 production targets.

•                  Performance of recently commissioned facilities. Production rates while new equipment is being lined out are difficult to predict and can be negatively impacted by unplanned maintenance.

•                  Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, production, upgrading, refining, pipeline, or offshore assets.

•                  Planned maintenance events. Production estimates could be negatively impacted if planned maintenance events are not effectively executed.

•                  Planned divestitures. Inability to execute planned divestitures could impact our debt management and capital expenditure plans.

•                  Commodity prices. Significant declines in natural gas commodity prices could result in the shut-in of some of our natural gas production.

•                 Foreign operations. Suncor’s foreign operations and related assets — such as those in Libya and Syria — are subject to a number of political, economic and socio-economic risks, including civil unrest and political violence.

Legal Advisory — Forward-Looking Information

This news Release contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and other information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, and similar expressions. Forward-looking statements in this news Release include references to:

•                  Suncor’s belief that: (i) the Firebag Stage 3 expansion will be fully operational during the third quarter of 2011, achieving first oil by early July 2011 and production ramping up over approximately 24 months thereafter towards targeted capacity of 62,500 bpd of bitumen; and (ii) production will begin at its Firebag 4 expansion in the first quarter of 2013, which has a planned capacity of 62,500 bpd of bitumen;

•                  Plans to bring Fort Hills and Voyageur (which are anticipated to be operated by Suncor) on-stream by 2016;

•                  Suncor’s plan for Terra Nova to undergo a four-week annual maintenance outage during the third quarter of 2011 and a 15-week dockside maintenance in 2012, which is expected to allow for the resolution of the presence of H2S in certain wells; and

•                  Suncor’s belief that the company will complete both the Kent Breeze Project and the Wintering Hills Project in 2011 and that, upon completion, Suncor’s renewable energy assets will displace nearly one million tonnes of carbon dioxide annually.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements and information and readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence the actual results of all of Suncor’s business segments include, but are not limited to, market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; consistently and competitively finding and developing reserves that can be brought on-stream economically; success of hedging strategies; maintaining a desirable debt to cash flow ratio; changes in the general economic, market and business conditions; our ability to finance capital investment to replace reserves or increase processing capacity in a volatile commodity pricing and credit environment; fluctuations in supply and demand for Suncor’s products; commodity prices, interest rates and currency exchange; volatility in natural gas and liquids prices is not predictable and can significantly impact revenues; Suncor’s ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks and uncertainties associated with consulting with stakeholders and obtaining regulatory approval for exploration and development activities in Suncor’s operating areas (these risks could increase costs and/or cause delays to or cancellation of projects); effective execution of planned turnarounds; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering needed to reduce the margin of error and increase the level of accuracy; the integrity and reliability of Suncor’s capital assets; the cumulative impact of other resource development; the cost of compliance with current and future environmental laws; the accuracy of Suncor’s reserves, resources and future production estimates and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities, including the imposition of taxes or changes to fees and royalties, changes in environmental and other regulations (for example, our negotiations with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation and the Government of Canada’s current review of greenhouse gas emissions regulations); the ability and willingness of parties with whom we have material relationships to perform their obligations to us (including in respect of any planned divestitures); risks and uncertainties associated with the ability of closing conditions to be met with respect to the sale of any of Suncor’s assets, the timing of closing and the consideration to be received with respect to the planned sale of any of Suncor’s assets, including the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control; the occurrence of unexpected events such as fires, blow-outs, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; failure to realize anticipated synergies or cost-savings; risks regarding the integration of Suncor and Petro-Canada after the merger; and incorrect assessments of the values of Petro-Canada. The foregoing important factors are not exhaustive.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the first quarter of 2011 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain crude oil and natural gas liquids (NGL) volumes have been converted to millions of cubic feet equivalent (mmcfe) of natural gas on the basis of one barrel to six thousand cubic feet (mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the same basis. Any figure presented in mmcfe or boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or NGL to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com .

A full copy of Suncor’s first quarter 2011 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at www.suncor.com/financialreporting or www.sedar.com or by calling 1-800-558-9071 toll-free in North America.

To listen to the conference call discussing Suncor’s first quarter results, visit www.suncor.com/webcasts.

Investor inquiries:	Media inquiries:
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